Alliance Atlantis Communications Inc.	Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

A B C 1 2 3 X

Form of Proxy — Annual Meeting to be held on June 30, 2004

Notes to Proxy

1.
Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this proxy. One of the shareholders present at a meeting of shareholders may, in the absence of the others, vote the shares, but if two or more of these persons who are present in person vote, they shall vote as one on the shares jointly held by them. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS AND INTERNET VOTING

Receive Documents Electronically — You can enrol to receive future securityholder communication electronically, whether or not you vote online. To enrol for this service, follow the instructions below.

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet to vote this proxy.

To Vote Using the Internet	To Receive Documents Electronically
• Go to the following web site: www.computershare.com/ca/proxy	• You can enrol to receive future shareholder
    communications electronically, after you vote using
    the Internet. If you don't vote on-line, you can still
    enrol by visiting www.computershare.com – click
    "Investors" and then "Electronic Shareholder
Communications".

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

If you vote by the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m., Toronto Time, on June 28, 2004.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
The undersigned shareholder(s) of Alliance Atlantis Communications Inc. hereby appoint:
Michael I.M. MacMillan, Chairman and Chief Executive Officer
or failing him W. Judson Martin, Senior Executive Vice President and Chief Financial Officer	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as proxyholder of the undersigned with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Alliance Atlantis Communications Inc. to be held at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada on June 30, 2004 at 10:00 a.m. and at any adjournment thereof.

1. Election of Directors The election of the nominated slate of directors.

FOR all nominees:	☐

WITHHOLD vote for all nominees:	☐

2. Appointment of Auditors

The appointment of auditors and in authorizing the directors to fix the remuneration of the auditors.	For Withhold ☐ ☐

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date – Day Month Year

Interim Financial Statements Request
In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐	Mark this box if you would like to receive Quarterly Financial Statements by mail.
Annual Reports
In accordance with securities regulations, shareholders may request annually to receive the annual financial statements (Annual Report).	☐	Mark this box if you would like to receive the Annual Report by mail.

You can also receive these documents electronically – see reverse for instructions to enrol for electronic delivery.